# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HCA Healthcare, Inc., CIK 0000860730
CUSIP: 40412C101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Park Plaza, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0001140361-26-004673
Filed by CIK 0001433317
Persons authorized to receive notices and communications: Frist Capital, LLC, 3100 West End Avenue, Suite 1225, Nashville, Tennessee (TN), 37203, (615) 269-7979; Joseph A. Hearn, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Frisco Holding II (CIK 0001433317): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 38,882,521; sole dispositive power 0; shared dispositive power 38,882,521; aggregate amount beneficially owned 38,882,521 (18.6% of the class)
- Hercules Holding II: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 34,608,269; sole dispositive power 0; shared dispositive power 34,608,269; aggregate amount beneficially owned 34,608,269 (16.6% of the class)
- Thomas F. Frist, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 70,536,810; sole dispositive power 0; shared dispositive power 70,536,810; aggregate amount beneficially owned 70,536,810 (33.8% of the class)
- Thomas F. Frist III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 69,970,126; sole dispositive power 0; shared dispositive power 69,970,126; aggregate amount beneficially owned 69,970,126 (33.5% of the class)
- William R. Frist: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 70,477,253; sole dispositive power 0; shared dispositive power 70,477,253; aggregate amount beneficially owned 70,477,253 (33.7% of the class)
- Patricia F. Elcan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 70,147,612; sole dispositive power 0; shared dispositive power 70,147,612; aggregate amount beneficially owned 70,147,612 (33.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HCA Healthcare, Inc.
Address of issuer's principal executive offices: One Park Plaza, Nashville, Tennessee (TN), 37203
Comment:
This statement relates to the Common Stock, par value $0.01 per share (the "Shares"), of HCA Healthcare, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203.

This Amendment No. 1 modifies the original Schedule 13D filed by the reporting persons on February 10, 2026 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 have the meanings indicated in the Schedule 13D. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

This Amendment No. 1 is being filed as a result of changes in the number of Shares outstanding, not as a result of material changes in the reporting persons' beneficial ownership or other information set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby replaced with the following:

"Frisco directly beneficially owns 36,557,141 Shares, or approximately 17.5% of the Shares outstanding, based on 208,892,500 Shares outstanding as of October 26, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission. Hercules directly beneficially owns 32,282,889 Shares, or approximately 15.5% of the Shares outstanding. Each of the Partnerships is owned by a private investor group, including the Reporting Individuals, all of whom are parties to the partnership agreement of the respective Partnerships (each, a "Partnership Agreement" and, collectively, the "Partnership Agreements"). Each unit of partnership interest in each Partnership (each, a "Unit," and, collectively, "Units") generally corresponds to an economic interest in one Share.

Each Reporting Individual, who by reason of managing the Partnerships or owning Units may be deemed to be the beneficial owner of securities directly or indirectly beneficially owned by the Partnerships and their partners, may be deemed to exercise shared voting and investment control over the Shares held directly by Frisco and by Hercules; and Frisco and Hercules may be deemed to exercise shared voting and investment control over the Shares held by their respective partners. Additionally:

Dr. Frist directly owns 478,955 Shares. Dr. Frist may also be deemed to be the beneficial owner of 1,217,825 Shares held by foundations or other nonprofit organizations of which he is a director.

TFF III owns vested restricted share units payable in 15,858 Shares, which will be delivered to him on the date he ceases to be a director of the Issuer. TFF III may also be deemed to be the beneficial owner of 1,114,238 Shares held by foundations or other nonprofit organizations of which he is a director.

WRF directly owns 56 Shares and owns vested restricted share units payable in 13,684 Shares, which will be delivered to him on the date he ceases to be a director of the Issuer. WRF may also be deemed to be the beneficial owner of: 1,416 Shares held by his spouse and children; 343,564 Shares held by certain trusts for the benefit of his children, of each of which he or his spouse is trustee; 60,678 Shares held by family partnerships or vehicles of which he is an officer or managing member; and 1,217,825 Shares held by foundations or other nonprofit organizations of which he is a director.

PFE directly owns 41,052 Shares jointly with her spouse. PFE may also be deemed to be the beneficial owner of: 5,031 Shares held by her spouse; 147,261 Shares held by certain trusts for the benefit of her children, of each of which she or her spouse is trustee; and 1,114,238 Shares held by foundations or other nonprofit organizations of which she is a director."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby replaced with the following:

"On November 4, 2026, TFF III transferred a total 555,500 Units of Hercules to trusts for the benefit of TFF III's children of which TFF III or his spouse is trustee in satisfaction of obligations. Each of these transfers was made at a price per Unit of Hercules equal to $503.525 (the average of the high and low prices of the Shares on November 4, 2026). In each case, these transfers did not change the total number of Shares of which TFF III may be deemed to have beneficial ownership.

On November 4, 2026, PFE transferred a total 47,002 Units of Hercules to trusts for the benefit of PFE's children of which PFE or her spouse is trustee in satisfaction of obligations (with respect to 20,191 Units) and in exchange for assets of equal value (with respect to 26,811 Units), and trusts for the benefit of PFE's children of which PFE or her spouse is trustee transferred a total of 839,869 Units of Hercules to trusts for the benefit of PFE's children of which PFE or her spouse is trustee in satisfaction of obligations. Each of these transfers was made at a price per Unit of Hercules equal to $503.525 (the average of the high and low prices of the Shares on November 4, 2026). In each case, these transfers did not change the total number of Shares of which PFE may be deemed to have beneficial ownership."

## Signatures
- Frisco Holding II: /s/ J. William B. Morrow, J. William B. Morrow / President (11/06/2026)
- Hercules Holding II: /s/ J. William B. Morrow, J. William B. Morrow / President (11/06/2026)
- Thomas F. Frist, Jr.: /s/ J. William B. Morrow, J. William B. Morrow / Attorney-in-Fact (11/06/2026)
- Thomas F. Frist III: /s/ J. William B. Morrow, J. William B. Morrow / Attorney-in-Fact (11/06/2026)
- William R. Frist: /s/ Rawls Butler, Rawls Butler / Attorney-in-Fact (11/06/2026)
- Patricia F. Elcan: /s/ Katie Agnew, Katie Agnew / Attorney-in-Fact (11/06/2026)